   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           ESHARE TECHNOLOGIES, INC.
               (Exact name of issuer as specified in its charter)

                    GEORGIA                                         58-1378534
            (State of Incorporation)                 (I.R.S. Employer Identification Number)

                         5051 PEACHTREE CORNERS CIRCLE
                          NORCROSS, GEORGIA 30092-2500
                                 (770) 239-4000
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices
                        and principal place of business)
                             ---------------------

                                ALEKSANDER SZLAM
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           ESHARE TECHNOLOGIES, INC.
                         5051 PEACHTREE CORNERS CIRCLE
                          NORCROSS, GEORGIA 30092-2500
                                 (770) 239-4000
                              (770) 239-4444 (FAX)
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                           JOHN FRANKLIN SMITH, ESQ.
                           LARRY W. SHACKELFORD, ESQ.
                        MORRIS, MANNING & MARTIN, L.L.P.
                         1600 ATLANTA FINANCIAL CENTER
                           3343 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30326
                                 (404) 233-7000
                              (404) 365-9532 (FAX)
                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement as the Selling Shareholders shall determine.

     If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

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                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF SECURITIES       AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING       AMOUNT OF
           TO BE REGISTERED                 REGISTERED         PER SHARE(1)          PRICE(1)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value per share...      6,050,000           $8.59375           $51,992,188         $13,726.00
-----------------------------------------------------------------------------------------------------------------------
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

(1) Computed in accordance with Rule 457(c) solely for the purpose of calculating the registration fee, based upon the average of the high and low prices reported on December 15, 1999, as reported on the Nasdaq National Market.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

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

PROSPECTUS

                                6,050,000 SHARES

                                 (ESHARE LOGO)

                                  COMMON STOCK

     This prospectus relates to up to 6,050,000 shares of common stock of eShare Technologies, Inc., or eShare, which may be offered from time to time by the selling shareholders named herein. We will not receive any of the proceeds from the sale of the shares of common stock.

     The shares being registered were issued to the selling shareholders in connection with the acquisition by us of eShare.com, Inc., or eShare.com, on September 1, 1999. In this acquisition, we agreed to register these shares of common stock.

     Our common stock is traded on the Nasdaq National Market under the symbol "ESHR." The closing price of our common stock as reported on the Nasdaq National Market on December 20, 1999 was $16.25 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Offering Price..............................................  $8.59375    $51,992,188
Offering Proceeds to Selling Shareholders(1)................  $8.59375    $51,992,188

---------------

(1) Excludes any brokerage commissions to be paid by selling shareholders. We have agreed to pay the expenses of the registration of the shares for this offering, which are estimated at $100,000.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

               THE DATE OF THIS PROSPECTUS IS DECEMBER 21, 1999.

                               TABLE OF CONTENTS

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
                                                              PAGE
                                                              ----
Incorporation of Certain Documents by Reference.............    i
eShare......................................................    1
Recent Developments.........................................    1
Risk Factors................................................    1
Use of Proceeds.............................................   10
Business....................................................   10
Management..................................................   18
Certain Transactions........................................   19
Selling Shareholders........................................   20
Plan of Distribution........................................   21
Legal Matters...............................................   21
Experts.....................................................   21
Where You Can Find More Information.........................   21
Disclosure of Commission Position on Indemnification for
  Securities Act Liabilities................................   22

     You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information contained in this prospectus may be accurate only on the date of this prospectus.

     Our trademarks and registered trademarks used in this prospectus include eShare Technologies(R), eShare NetAgent(TM), eShare Expressions(R), eShare Re:Sponse(TM), eShare Connections(TM), PhoneFrame(R) Explorer, PhoneFrame CS(TM), Melita International(R) and Melita(R). Other trademarks used in the prospectus are the property of their owners.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows eShare to "incorporate" into this prospectus information eShare periodically files with the Securities and Exchange Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, and all future documents filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these securities.

               SEC FILE NO.:0-22317                                 PERIOD/FILING DATE
               --------------------                                 ------------------
Annual Report on Form 10-K........................  Year ended December 31, 1998
Quarterly Reports on Form 10-Q....................  Quarters ended March 31, 1999, June 30, 1999 and
                                                      September 30, 1999
Definitive Proxy Statement........................  April 29, 1999
Current Report on Form 8-K........................  June 21, 1999
Current Report on Form 8-K........................  September 16, 1999
Current Report on Form 8-K........................  December 20, 1999

     You may request a copy of these documents, at no cost, by writing to:

          eShare Technologies, Inc.
          5051 Peachtree Corners Circle
          Norcross, Georgia 30092-2500
          Attn: Gregory Riedel, Chief Financial Officer

     You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                     ESHARE

     We are a leading total-solution provider of unified Web and telephony customer management solutions for customer contact centers, e-commerce and online communications. Our customers include leading organizations in the financial services, retail, media and communication industries such as 1-800-Flowers, AOL, First USA, Citigroup, American Express, Dun and Bradstreet, Lycos and AT&T WorldNet.

                              RECENT DEVELOPMENTS

     On September 1, 1999, we acquired eShare.com in a merger transaction and issued 6,050,000 shares to the shareholders of eShare.com, each of whom is a selling shareholder in this offering. On October 4, 1999, we announced a reorganization of our business efforts to include substantially more emphasis on our Web based customer management business and the addition of James P. Tito as our Vice Chairman of the Board and President. On October 27, 1999, we announced a reorganization of our management team and the addition of Gregory Riedel as our Vice President -- Administration, Chief Financial Officer and Treasurer. On October 28, 1999, we announced our plan to significantly increase our investments in our Web based customer management business. On November 2, 1999, we announced a restructuring of our operations to provide more support to our Web based customer management business and to reduce our telephony business workforce.

                                  RISK FACTORS

     You should consider carefully the following factors in evaluating us and our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS COULD FLUCTUATE, CAUSING OUR STOCK PRICE TO FALL.

     Our revenues and operating results could vary substantially from quarter to quarter. If our quarterly revenues or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly revenues and operating results may vary as a result of a number of factors, including:

     - changes in the demand for our products;

     - the level of product and price competition;

     - the length of our sales and implementation process;

     - our ability to control costs;

     - the size and timing of individual transactions;

     - the mix of products and services sold;

     - software defects and other product quality problems;

     - any delay in or cancellation of customer installations;

     - our success in expanding our direct sales force and indirect distribution channels;

     - the timing of new product introductions and enhancements by us or our competitors;

     - customer order deferrals in anticipation of enhancements or new products offered by us or our competitors;

     - changes in foreign currency exchange rates;

     - customers' fiscal constraints; and

     - general economic conditions.

     In addition, a limited number of relatively large customer orders has accounted for and is likely to continue to account for a substantial portion of our total revenues in any particular quarter. Any delay or deferral of customer orders may cause significant variations in our operating results from quarter to quarter. A high percentage of our costs are for staffing and operating expenses and are fixed in the short term based on anticipated revenue levels. Therefore, variations between anticipated order dates and actual order dates, as well as non-recurring or unanticipated large orders, can cause significant variations in our operating results from quarter to quarter.

OUR OPERATING RESULTS ARE SUBSTANTIALLY DEPENDENT ON A LIMITED SUITE OF PRODUCTS AND THE MARKET FOR CALL CENTER AND INTERNET BASED SOLUTIONS.

     We currently derive a majority of our revenues from sales of our PhoneFrame Explorer and upgrades of our older PhoneFrame CS products and related services. We introduced PhoneFrame CS in early 1995 and PhoneFrame Explorer in late 1997. We are currently beta testing our new Enterprise Explorer line of blended call center products and expect to begin commercial shipment in the first quarter of next year. We anticipate that in the near term, a significant portion of our future revenue may be attributable to our Enterprise Explorer product line. We intend to enhance these products and develop related products. However, any factor adversely affecting the market for call center solutions in general, or the PhoneFrame products in particular, could hurt our business and financial results. We may face potential charges resulting from the impact of having to write down inventory of outdated products that cannot be sold. The market for call center systems is intensely competitive, highly fragmented and subject to rapid change. As we move into the Internet space, a new set of challenges arise related to a market which is still evolving. Currently, our Internet product line accounts for a relatively small portion of our total revenues.

OUR LENGTHY SALES AND IMPLEMENTATION CYCLE COULD ADVERSELY AFFECT US.

     If we experience delays in, or cancellation of, sales or implementations of our products and services, our business and financial results could be hurt. To sell our products, we generally must provide a significant level of education to prospective customers regarding the use and benefits of our products. In addition, prospective customers must make a significant commitment of resources in connection with the implementation of our products, which typically requires substantial integration efforts by us or our customer. For these and other reasons, the length of time between the date of initial contact with the potential customer and the installation and use of our products is typically six months or more, and may be subject to delays over which we have little or no control. Our implementation cycle could be lengthened in the future by increases in the size and complexity of our installations and in the number of third-party systems with which our products must integrate. In addition, any unexpected delays in individual implementations could expose us to liability claims from our customers.

WE RELY ON A FEW CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     In the call center space, we have historically derived and believe that we will continue to derive a significant portion of our revenues in any period from a limited number of large corporate clients. In 1998, our five largest customers accounted for 23.2% of our total revenues. During 1997, our five largest customers accounted for 27.9% of our total revenues. Although the specific customers may change from period to period, we expect that large sales to a limited number of customers will continue to account for a significant percentage of our revenues in any particular period for the foreseeable future. Therefore, the loss, deferral or cancellation of an order could have a significant impact on our operating results in a particular quarter. Our current customers may not place additional orders and we may not obtain orders of similar magnitude from other customers. If we lose any major customer, suffer any reduction, delay in or cancellation of orders by any such customer or fail to market successfully to new customers, our business and financial results could be hurt.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     Our sales outside the United States accounted for 21.0%, 18.4% and 24.8% of our total revenues in 1996, 1997 and 1998, respectively. A significant element of our business strategy is to continue expansion of our operations in international markets. This expansion will continue to require significant management attention and financial resources to develop international sales channels. Because of the difficulty in penetrating new markets, we may not be able to maintain or increase international revenues. Our international operations are subject to inherent risks, including:

     - significant volatility in the level and timing of business;

     - the impact of possible recessionary environments in economies outside the United States;

     - changes in legal and regulatory requirements, including those relating to telemarketing activities;

     - changes in tariffs;

     - seasonality of sales;

     - the costs of localizing products for foreign markets and integrating products with foreign system components;

     - longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

     - difficulties and costs of staffing and managing foreign operations;

     - reduced protection for intellectual property rights in some countries;

     - potentially adverse tax consequences;

     - political and economic instability; and

     - the higher cost of foreign service delivery.

     While our expenses incurred in foreign countries typically are denominated in the local currencies, revenues generated by our international sales typically are paid in U.S. dollars or British pounds. Accordingly, while our exposure to currency fluctuations to date has been insignificant, we could experience fluctuations in currency exchange rates in the future that would have a material adverse impact on our international operations. We currently do not engage in currency hedging activities.

OUR GROWTH IS DEPENDENT UPON THE SUCCESSFUL DEVELOPMENT OF OUR DIRECT AND INDIRECT SALES CHANNELS.

     We currently sell our products domestically primarily through our direct sales force and internationally through both direct and indirect sales channels. We support our customers with our internal technical and customer support staff. Our ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical, customer support and direct sales personnel. We have in the past and may in the future experience difficulty in recruiting qualified sales, technical and support personnel. If we are unable to rapidly and effectively expand our direct sales force and our technical and support staff, our business and financial results could be hurt.

     We believe that our future growth also will depend on developing and maintaining successful indirect sales channels, including value added resellers, or VARs, and distributors. Our strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This could adversely affect our operating results if these efforts do not generate revenues necessary to offset this investment. Also, our inability to recruit and retain qualified VARs and distributors could adversely affect our results of operations.

Because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could adversely affect our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels will reduce our gross profits from our services as the VARs and distributors provide these services. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. In addition, our VARs and distributors may develop, acquire or market products competitive with our products.

     Our strategy of marketing our products directly to customers and indirectly through VARs and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different VARs and distributors target the same customers, VARs and distributors may also come into conflict with each other. Any channel conflicts which develop may have a material adverse effect on our relationships with VARs and distributors or hurt our ability to attract new VARs and distributors.

THERE ARE SEVERAL RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY.

     We may in the future continue to engage in selective acquisitions of businesses that are complementary to ours, including other providers of Internet products, contact management or CTI solutions or technology. We may not be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into our operations. Further, acquisitions involve a number of additional risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities, some or all of which could hurt our business and financial results. Problems with an acquired business could have a material adverse impact on our performance as a whole.

     If we engage in acquisitions in the future, we might finance such acquisitions with the proceeds from public offerings as well as with possible debt financing, the issuance of additional equity securities (common or preferred stock) or a combination of the foregoing. We may not be able to arrange adequate financing on acceptable terms. If we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash could be used to consummate the acquisitions. As has been the case in the past, if we were to consummate one or more significant acquisitions in which the consideration consisted of stock, our shareholders could suffer significant dilution of their interests in us.

     Many business acquisitions must be accounted for using purchase accounting. Most of the businesses that might become attractive acquisition candidates for us are likely to have significant intangible assets. If we acquire these businesses and are required to account for them as a purchase, we would typically be required to recognize substantial intangible asset amortization charges, reducing future earnings. In addition, such acquisitions could involve non-recurring acquisition-related charges, such as the write-off or write-down of software development costs or other intangible items.

WE MAY BE CONFRONTED WITH DEFECTS IN OUR SOFTWARE OR THE INABILITY TO ACQUIRE THIRD-PARTY SOFTWARE OR HARDWARE THAT IS ERROR-FREE.

     Software products as complex as those we offer may contain errors that could be detected at any point in the products' life cycles. We have, in the past, discovered software errors in certain of our products and have experienced delays in shipment or implementation of products during the period required to correct these errors. Despite extensive testing by us and by current and potential customers, errors may still be found. This could result in a loss of, or delay in, market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty cost. In particular, the call center environment is characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time consuming and limit our ability to uncover all defects prior to shipment and installation at a customer's location. Certain software used in our products is licensed by us from third parties, and our products are designed to operate on certain hardware platforms manufactured by third parties. Such third-party software or hardware may contain errors that we are dependent upon the third-party to correct.

WE MAY FACE LIABILITY TO CLIENTS IF OUR SYSTEMS FAIL.

     Our products are often critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify. If our product or a client's system fails, the client could make a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit contractually our liability for damages arising from product failures or negligent acts or omissions, the limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for product liability and errors or omissions, this coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, the insurer might disclaim coverage as to any future claim. If we experience one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could be hurt.

WE MUST CONTINUE TO ADVANCE OUR TECHNOLOGY AND COMPLY WITH INDUSTRY REQUIREMENTS TO REMAIN COMPETITIVE.

     The market for our products is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render our existing products and services obsolete. As a result, unforeseen changes in customer and technological requirements for application features, functions and technologies could rapidly erode our position in this market. If we are unable, for technological or other reasons, to develop and introduce new and enhanced products in a timely manner, our business and financial results could be hurt. Our growth and future operating results will depend in part upon our ability to enhance existing applications and develop and introduce new applications that anticipate, meet or exceed technological advances in the marketplace, that meet changing customer requirements, that respond to competitive products and that achieve market acceptance. Our product development and testing efforts have required, and are expected to continue to require, substantial investments. We may not possess sufficient resources to make these necessary investments. In addition, we cannot assure that these products will meet the requirements of the marketplace and achieve market acceptance, or that our current or future products will conform to industry standards.

WE MAY EXPERIENCE DELAYS IN DEVELOPMENT OF NEW PRODUCTS.

     We have in the past experienced delays both in developing new products and customizing existing products. We could experience similar delays in the future. Delays could occur for a variety of reasons, including:

     - the complex nature of our products;

     - difficulties in getting newly developed software code to function properly with existing code;

     - difficulty in recruiting sufficient numbers of programmers with the proper technical skills and capabilities;

     - loss of programmers with existing technical knowledge of our products;

     - changing standards or protocols within the computer and telephony equipment with which our products integrate;

     - inherent limitations in, difficulties in integrating with, and unforeseen problems with using other company or industry products and software;

     - changes in design specifications once technical problems are uncovered;
       and

     - unforeseen problems with the implementation of a distributed, object-oriented architecture and processing.

THE INABILITY TO ATTRACT AND RETAIN MANAGEMENT AND OTHER PERSONNEL MAY ADVERSELY AFFECT US.

     The future success of our growth strategy will depend to a significant extent on our ability to attract, train, motivate and retain highly skilled professionals, particularly software developers, sales and marketing personnel and other senior technical personnel. Highly skilled employees with the education and training we require are in high demand. If we are unable to hire and retain such qualified personnel, our ability to adequately manage and complete our existing sales and to bid for, obtain and implement new sales would be impaired. Further, we must train and manage our growing employee base, requiring an increase in the level of responsibility for both existing and new management personnel.

OUR SUCCESS DEPENDS ON OUR KEY EXECUTIVES.

     Our success will depend in large part upon the continued availability of the services of our senior executives, including Aleksander Szlam, our Chairman of the Board and Chief Executive Officer. Although we have an employment agreement with Mr. Szlam, the agreement does not obligate him to continue his employment with us. We might not be able to retain the services of Mr. Szlam. In addition, we do not maintain key man life insurance on Mr. Szlam.

WE MUST SUCCESSFULLY MANAGE OPERATIONS.

     Our ability to grow will be dependent on properly managing our operations. Our inability to manage effectively could have a material adverse effect on the quality of our services and projects, our ability to attract and retain key personnel, our business prospects and our financial results. In particular, we will have to continue to train our personnel, particularly skilled technical, marketing and management personnel, and continue to develop and improve our operational, financial, communications and other internal systems.

WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES.

     The market for our products is intensely competitive, fragmented and subject to rapid change. Because our principal products are call management systems, which include both software applications and hardware, we compete with a variety of companies that provide these components independently or as an integrated system. We may not be able to compete successfully against current and future competitors and competitive pressures faced by us could hurt our business and financial results. Our primary competitors in the field of integrated inbound/outbound telephony-based call management systems are Davox Corporation, or Davox; EIS International, Inc., or EIS; and Mosaix International, Inc., or Mosaix. We compete primarily against Davox and Mosaix in the collections segment of the outbound call management systems market, and against EIS in the telemarketing and telesales segments of the inbound/outbound call management systems market. We also compete in the CTI segment of the market, where principal competitors include Firstwave Technologies, Inc., Genesys Telecommunications Laboratories, Inc., GeoTel Communications Corporation, Information Management Associates, Inc., and Quintus Corporation, among others. Some of our competitors may align themselves with telecommunications equipment providers, such as providers of private branch exchange, or PBX, and automatic call distribution, or ACD, equipment, other telecommunications equipment providers or other vendors in an effort to increase sales potential for their products. We may also face additional direct competition from PBX/ACD vendors, other telecommunications equipment providers, telecommunications service providers, computer hardware and software vendors and others. In addition we may also face competition from non-traditional competitors in the emerging computer telephony market. These competitors may include Interactive Intelligence Inc., Oracle Corporation, IBM and others. We generally face competition from one or more of our principal competitors on major installations and believe that price is a major factor considered by our prospective customers. Increased competition has contributed significantly to price reductions, and we expect these price reductions to continue. In addition, increased competition may result in reduced operating margins and loss of market share. Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we could.

     The market for our Internet based products is new and rapidly evolving, and is expected to become increasingly competitive as current competitors expand their product offerings and new companies enter the market. The principal competitive factors in the community and e-commerce software and services market include adherence to emerging Web based technology standards; comprehensiveness of applications; reliability and security; adaptability, flexibility and scalability; real-time, interactive capability with customers, partners, vendors and suppliers; integration with a variety of communications media; ease of use; ease of implementation; customer service and support; and price. Although we believe that we currently compete favorably with respect to these factors, there can be no assurance that we can maintain our competitive position against current and potential competitors, especially those with longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources. We expect that these solutions will continue to be a principal source of competition for the foreseeable future.

     We face competition in the community market from Web Crossing, O'Reilly Web Board, The Palace Server and Koz iChat and our competitors in the live interaction market include Webline, Kana Communications, eGain, Acuity and Business Evolutions, Inc. In addition, traditional call center software providers and customer relationship vendor managers are trying to penetrate the interactive communication market by joining with established strategic partners in the industry.

     We also may face competition from systems integrators which design and develop custom systems and perform custom integration. Some of these firms may possess industry-specific expertise or reputations among potential customers for offering enterprise solutions to e-commerce needs. These systems integrators may be resellers of our products and may engage in joint marketing and sales efforts with us. We rely on these firms for recommendations of our products during the evaluation stage of the purchase process, as well as for implementation and customer support services. These systems integrators may have similar, and often more established, relationships with our competitors, and there can be no assurance that these firms will not develop, market or recommend competing software applications.

OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS MAY ADVERSELY AFFECT
US.

     We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our proprietary rights in our products and technology. These measures may not be adequate to protect our trade secrets and proprietary technology. Further, we may be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of our rights may be ineffective in such countries. If we must engage in litigation to defend and enforce our intellectual property rights, either domestically or in other countries, we could face substantial costs and diversion of resources, regardless of the final outcome of such litigation. Despite our efforts to safeguard and maintain our proprietary rights both in the United States and abroad, we may not be successful in doing so and the steps we take in this regard may not be adequate to deter misappropriation or independent third-party development of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products or technology. Others may independently develop similar technologies or duplicate any technology developed by us.

     With certain exceptions, we historically have not actively pursued infringements of our patents, and any future attempt by us to enforce our patents might not be successful or result in royalties that exceed the cost of such enforcement efforts. We may not be able to detect all instances of infringement. We have entered into agreements with certain of our distributors giving them a limited, non-exclusive right to use portions of our source code to create foreign language versions of our products for distribution in foreign markets. In addition, we have entered into agreements with a number of our customers requiring us to place our source code in escrow. These escrow arrangements typically provide that these customers have a limited, non-exclusive right to use this code in the event that there is a bankruptcy proceeding by or against us, if we cease to do business or if we fail to meet our support obligations. These arrangements may increase the likelihood of misappropriation by third parties. As the number of call management software applications in the industry increases and the functionality of these products further overlaps, software development companies like us may increasingly become subject to claims of infringement or misappropriation of the intellectual property

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

rights of others. Although we believe that our software components and other intellectual property do not infringe on the intellectual property rights of others, we still face the risk that such a claim will be asserted against us in the future, that assertion of such claims will result in litigation and that we might not prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial cost to us, divert management's attention from our operations and delay customer purchasing decisions.

OTHER COMPANIES MAY CLAIM THAT OUR PRODUCTS INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS.

     We cannot assure that third parties will not claim that we are infringing their intellectual property rights. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. In furtherance of the development of our services or products, we may need to acquire licenses for intellectual property to avoid infringement of a third party's product. Such licenses may not be available on commercially reasonable terms, if at all. We also cannot assure that former employees of our present and future employers will not assert claims that such employees have improperly disclosed confidential or proprietary information to us. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to pay money damages or enter into royalty or licensing agreements. Such royalty or licensing agreements may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially and adversely affected.

ONLINE SECURITY BREACHES COULD HARM OUR BUSINESS.

     A party that is able to circumvent our security systems or the security systems of our customers could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits and exclusions that may prevent reimbursement for losses caused by security breaches.

     Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against security breaches or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.

IF INTERNET USAGE DECREASES, OUR BUSINESS COULD BE MATERIALLY ADVERSELY
AFFECTED.

     Our future success is substantially dependent on the continued growth in the use of the Internet and e-commerce. The Internet is relatively new and is rapidly evolving. Our business would be adversely affected if Internet usage and e-commerce does not continue to grow. Growth in Internet usage and e-commerce may be inhibited for a number of reasons, such as:

     - the Internet infrastructure may not be able to support the demands placed on it, or its performance and reliability may decline as usage grows;

     - security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, commonly referred to a hackers, to penetrate online security systems; and

     - privacy concerns, such as those related to the placement by Web sites on a user's hard drive without the user's knowledge or consent of certain information to gather user information, known as "cookies."

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                         RISKS RELATED TO OUR INDUSTRY

YEAR 2000 RISKS MAY RESULT IN MATERIAL ADVERSE EFFECTS ON OUR BUSINESS.

     Many companies need to upgrade their computer systems and software products in order to ensure that these systems and software are able to distinguish 21st century dates from 20th century dates. While our current products are designed to comply with these "Year 2000" requirements, we may still face claims resulting from system problems associated with the century change. Our software products that are designed to be Year 2000 compliant may not contain all necessary date code changes. Customers using earlier versions of our products that were not Year 2000 compliant may have to install a later version of the software that is Year 2000 compliant or implement a modification to correct that version. Because our software system is often integrated with hardware and operating or interface software over which we exert little control, the failure of the manufacturers of those systems to ensure that they are Year 2000 compliant may cause the integrated system to fail. Any Year 2000 problems with our products and implementations that are not satisfactorily corrected could hurt our business and financial results.

     We believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Expenditures by many companies to address Year 2000 issues may result in reduced funds available to purchase software products such as those that we offer. Potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus potentially resulting in stalled market sales within the industry. Conversely, Year 2000 issues may cause companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. Additionally, Year 2000 issues could cause a significant number of companies, including our customers, to reevaluate their current software needs and as a result switch to other systems or suppliers. Any of the foregoing could hurt our business and financial results.

     In addition, Year 2000 non-compliance in our internal information technology, or IT, systems and non-IT systems on which our operations rely could hurt our business and financial results. In spite of our best efforts to upgrade our systems, we may still face Year 2000 compliance issues.

WE MAY BE SUBJECT TO CHANGING GOVERNMENTAL REGULATIONS.

     Federal, state or foreign agencies may and have adopted laws or regulations affecting the use of outbound call processing systems as well as the Internet as a commercial medium. These laws or regulations could limit the market for our products, which could materially adversely affect our business, operating results and financial condition. Although many of these laws or regulations may not apply to our business directly, we expect that laws and regulations relating to user privacy, pricing, content and quality of products and services could indirectly affect our business. It is possible that these laws or regulations could expose companies involved in outbound call processing systems as well as e-commerce to liability, which could limit the growth of commerce on the Internet generally.

                         RISKS RELATED TO OUR OFFERING

OUR CHARTER AND BYLAWS AND GEORGIA LAW MAY INHIBIT A TAKEOVER OF ESHARE.

     The Board of Directors has authority to issue up to 20,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by our shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock that may be issued in the future. While we have no present intention to issue shares of preferred stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, our charter and bylaws contain provisions that may discourage proposals or bids to acquire us. These provisions could have the effect of making it more difficult for a third party to acquire control of us and adversely affect prevailing market prices for our common stock.

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

OUR STOCK PRICE HAS BEEN VOLATILE.

     The market price of our common stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time that have often been unrelated or disproportionate to the operating performance of particular companies. Any announcement with respect to any adverse variance in revenue or earnings from levels generally expected by securities analysts or investors for a given period would have an immediate and significant adverse effect on the trading price of the common stock. In addition, factors such as announcements of technological innovations or new products by us, our competitors or third parties, rumors of such innovations or new products, changing conditions in the market for call center systems, changes in estimates by securities analysts, announcements of extraordinary events, such as acquisitions or litigation, or general economic conditions may have a significant adverse impact on the market price of the common stock.

OUR PRINCIPAL SHAREHOLDER CONTINUES TO CONTROL OUR AFFAIRS.

     Aleksander Szlam, our Chairman of the Board, Chief Executive Officer and principal shareholder, is the beneficial owner of approximately 50.1% of the outstanding shares of our common stock. Accordingly, Mr. Szlam is in a position to control our affairs through his ability to control any election of members of our Board of Directors, as well as any decision whether to merge or sell our assets, to amend our charter and bylaws, or to take other actions requiring the vote or consent of our shareholders. This concentration of ownership could also discourage bids for the shares of common stock at a premium to, or create a depressive effect on, the market price of the common stock.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares in this offering. All of the proceeds from the sale of the shares in this offering will be received by the selling shareholders.

                                    BUSINESS

     We are a leading total-solution provider of unified Web and telephony customer management solutions for customer contact centers, e-commerce and online communications. Our customers include leading organizations in the financial services, retail, media and communication industries such as 1-800-Flowers, AOL, First USA, Citigroup, American Express, Dun and Bradstreet, Lycos and AT&T WorldNet.

     On September 1, 1999, we acquired eShare.com. This acquisition has resulted in a significant increase in the emphasis on our Web based customer management business.

     A MORE COMPLETE DESCRIPTION OF OUR E360 BUSINESS UNIT WHICH INCLUDES OUR TELEPHONY BUSINESS IS SET FORTH IN OUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998, INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING IS A DESCRIPTION OF OUR INTERNET BUSINESS UNIT WHICH INCLUDES OUR WEB BASED CUSTOMER MANAGEMENT BUSINESS.

     eShare.com is the leading provider of software and services that enable real-time interactive communications and services over the Internet which are crucial for e-commerce. These innovative technologies include Web based customer service and support, customer self-service, live conferencing and events, distance learning, community chat, threaded discussion forums and custom integration tools. Our two leading software products are eShare NetAgent and eShare Expressions. eShare NetAgent is a real-time customer service solution that provides interactive customer services for e-commerce and allows companies to increase revenues, improve customer service, satisfaction and retention and decrease operating costs. eShare Expressions is a real-time chat and threaded discussion solution that enables users to improve communications, build online communities, expand educational offerings and increase business collaboration while enabling companies to realize the benefits of online real-time human interaction to retain customers and increase sales.

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

     In addition to our Internet software, we provide a number of services to the online community such as hosting services for our eShare NetAgent and eShare Expressions software that enable a company to realize America Online, AT&T WorldNet Service, Computer Associates, GeoCities, Lycos, Pfizer, Hewlett Packard and 1-800 FLOWERS.

INDUSTRY BACKGROUND

     The emergence and acceptance of the Internet and the World Wide Web has changed the way consumers and business communicate, obtain information, purchase goods and transact business. The Web has experienced dramatic growth in recent years, both in the number of users and as a means of conducting commercial transactions. According to International Data Corporation, the number of Internet users worldwide exceeded 97 million in 1998 and is expected to grow to 320 million in 2002. In addition, worldwide e-commerce transactions are projected to grow from $32 billion in 1998 to over $400 billion by 2002, creating a market of nearly $4 billion for Internet commerce software tools, according to a report by Forrester Research. This report also estimates that Internet applications delivered through hosted services will grow to over $16 billion in 2002, with e-commerce sites comprising approximately 80% of this market.

     While the Internet is recognized today as a powerful extension of the internal computing and communications networks of organizations, much of the development and growth of the Web have been driven by the creation and growth of online communities. An online community is a group of people with common interests that come together in an electronic environment to share information, ideas and to find information, products and services related to a particular interest or need in a single location. Building effective community sites requires technologies and services that encourage and facilitate communications, including real-time chat rooms, instant messaging, forums, event moderation, virtual tours and e-mail. Through these features, online communities seek to establish a close relationship with their audience that evolves over time according to the interests of their members.

     As online communities have grown, businesses have increasingly recognized that the Web is a powerful and direct channel to sell goods and services and to advertise. As e-commerce continue to increase, businesses are recognizing the need to provide online customer support. One study, in a series of studies reported by American Demographics in February 1999, found that 63% of respondents said they did not finish a transaction online because they were unable to find the information they needed. In addition, another of these studies found that 41% of online shoppers are more likely to buy if there is chat-based support.

     Online businesses have increasingly recognized that quality customer service is an important factor that may determine where a consumer shops. As Web users continue to purchase online, they demand interactive customer service and support that can enhance their online shopping experience. Similarly, online businesses are increasingly using online customer services as a means to retain traffic, generate repeat purchases, enhance customer satisfaction and build brand loyalty.

     Typically, organizations have used two approaches to provide customer service and support to Web users seeking to complete a transaction on their site: traditional telephone call centers and e-mail communication. Many early customer service applications were built on the traditional voice telecommunications platform, such as customer call centers, and only sought to integrate the Web as a secondary communication channel. The traditional means of handling customer service and commerce, based on telephone calls with telephone customer service representatives, is expensive to online retailers and often inefficient and impractical for online shoppers. In addition, unless the customer service representative is able to monitor the Web user's online activities, it may be time-consuming or difficult for the customer service representative to service the customer well. The other primary technology companies are using, e-mail based solutions, are not real-time, restrict customer services to pre-defined answers or transactions and often fail to provide timely access to a customer service representative who can tailor a response to the needs of a specific customer.

     We believe that to realize the potential of the Web, companies must be able to provide a comprehensive solution that can offer real-time interactive customer service and support. We further believe that e-commerce customer service solutions must provide comprehensive, adaptable and scalable solutions that are easy to use and set up, have administrative and reporting capabilities and can integrate with a company's
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

existing technology operations. In addition, we believe companies need sophisticated e-mail management capabilities that can provide features that typical e-mail solutions do not provide, including intelligent routing and automated response, full integration with agent operations and improved forwarding options. We also believe that the ability to provide real-time interaction between customer service representatives and Internet users will allow organizations to improve customer loyalty and enhance sales opportunities

THE INTERNET SOLUTION

     We provide software and services that enable interaction on commercial and community sites and help companies realize their online business potential. Using our products, organizations are able to:

     - Increase revenues by providing real-time customer services and human interaction at the critical time of a purchasing decision. Our eShare NetAgent solution allows a customer service representative to engage consumers in an online dialogue, provide shopping advice and important, useful information to consumers.

     - Increase service levels and enhance consumer satisfaction, which strengthens brand equity and enhances customer loyalty. Using the eShare suite of products, customer service representatives can monitor consumer activities and prioritize their service requests based on time spent at a Web site, time spent per page, zones visited and the number of pages viewed. Service can then be initiated either by the consumer or the customer service representative at any time, at different levels, through real-time chat, e-mail, instant messaging and voice over the Internet.

     - Increase productivity, improve response time and reduce costs by enabling customer service representatives to handle multiple customers online at the same time. Using our automated features, customer service representatives can access a customizable library of frequently used Web pages, common answers or instructions and can push automated questionnaires or slide shows to one consumer while providing other services to another.

     - Build and maintain online communities with communication and interaction technologies. Our eShare Expressions and eShare Connections products provide an integrated, scalable and highly secure solution suite that enables organizations to attract traffic to their Web sites with chat rooms, moderated live events, sophisticated e-mail, instant messaging and bulletin boards.

     - Increase business productivity and collaboration through online conferencing, training, workgroup discussions and other corporate events by allowing real-time employee communication and interaction.

OUR STRATEGY FOR OUR INTERNET BUSINESS

     Our goal is to continue to be a leading supplier of Web based e-commerce and customer service software solutions. To achieve this goal, the key elements of our strategy are:

     - Continue to target companies with an Internet presence. We will continue to focus on providing solutions to companies committed to offering products and services via the Internet. We developed our products to address the online communication needs and requirements of organizations for which the Internet and their Web site communities are the primary mode of distribution to, and interaction with, their customers and members.

     - Expand relationships with strategic partners. We have established relationships with large, strategic partners, including Ericsson Communications Ltd. in technology infrastructure and America Online in the e-commerce industry. We plan to expand these relationships and establish new relationships with other partners to increase our capacity to both sell and implement our products.

     - Expand direct channels of distribution. Currently we distribute our products through both direct and indirect channels. Our direct channels include our direct salesforce and our in-house telesalesforce, and our indirect channels include our resellers, such as Interference and Infomech, as well as Internet Service Providers (ISPs), Web site developers and consultants. We intend to expand our direct

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

channels of distribution for our software products, strengthen our marketing organization, and hire additional sales personnel in the future.

     - Capitalize on leading position in chat market and existing customer base. We believe that we are currently a leading provider of Web based human interaction software, based on a combination of our product capabilities and the number of customers we serve. Our interactive chat software, eShare Expressions, currently serves over 1,200 customers, many of whom operate online communities. We intend to use this market leadership position to seek additional revenue opportunities, including acquiring new online community customers, cross-selling our eShare NetAgent customer service solutions to existing online community customers offering e-commerce, and developing and providing additional products and services to existing customers.

     - Continue to leverage technology leadership. We intend to continue to devote substantial resources to the development of new and innovative products for e-commerce solutions that can integrate with existing databases and applications as well as emerging Web technologies. We believe that the increasing demands for interactive community and e-commerce solutions that can integrate with existing databases and applications as well as emerging Web technologies. We believe that the increasing demands for interactive community and e-commerce solutions will require an infrastructure that is adaptable, extensible and interoperable. In addition, we plan to apply our technical know-how and extensive experience in interactive communication and customer-service software to the growing application hosting market. For example, we have developed eShare NetAgent Live, which allows the customer to outsource interactive customer service using eShare NetAgent.

PRODUCTS AND SERVICES, INTERNET BUSINESS UNIT

  eShare NetAgent

     eShare NetAgent allows customer service representatives simultaneously to engage in real-time dialogue with multiple Web site visitors and manage e-mail inquiries. eShare NetAgent features a powerful server that supports intelligent queuing and routing of customers through multi-tier service lines. These various components allow customer service representatives, supervisors, customers and system administrators to communicate with one another. The server is also an integrated knowledge-base that stores sales and support scripts, as well as frequently used sayings, files and Web pages.

     eShare NetAgent provides online agents with a single window graphical user interface where they can observe and log live visitor activity, proactively engage visitors in real-time discussions through their browsers, review and manage customer e-mail histories, push content to consumers, deliver tutorials and even toggle between active sessions to handle multiple customers at once. eShare NetAgent's automated response, e-mail and customer self-service tools free up agents to deal with additional user requests or higher priority issues. eShare NetAgent's two primary applications include live interaction features and an administration function consisting of supervision and reporting and visitor monitoring.

  eShare Re:Sponse

     As part of its integrated e-commerce customer service support solution, eShare Re:Sponse provides a time-saving application for management of incoming e-mails, eShare Re:Sponse is designed to increase a customer service representative's response time, improve the substance of the response and provide more efficient and effective customer service.

  eShare Expressions

     eShare Expressions enables users to perform a wide range of real-time community tasks such as virtual meetings, live training and conferencing, distance learning, moderated events and social chat. Users perform all functions through any standard Web browser, even behind firewalls, without the need for any additional software or other downloads. By attracting visitors, encouraging conversations and collaboration, eShare Expressions builds strong online communities that can result in increased ad revenues and subscription sales,

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

customer loyalty and a better response to targeted programs. This product features four primary applications: chat, a server-based software solution for adding live real-time interaction to facilitate and supplement online bulletin boards and distance learning; forums, a real-time conferencing solution to telephonic conference calls and videoconferencing whereby users can post, reply to and attach files in discussion forums; tours, which provide the ability to lead a group on a tour from page to page or site to site; and administration whereby administrators can customize system settings at any time, capture valuable user account information and profit from built-in ad banner capabilities.

eShare Connections

     eShare Connections is an off-the-shelf instant messaging product that allows the user to communicate instantly with friends and associates online through any standard Web browser. We believe this product supports the building of online communities. eShare Connections functions through firewalls and does not require any additional software or other downloads for use.

SALES AND MARKETING

     We sell our products primarily through a direct sales force and through relationships with resellers. The sale of our products is often an enterprise-wide decision by prospective customers. Our marketing organization utilizes a variety of programs to support our products. Our marketing programs include:

     - product and strategy updates with industry analysts;

     - public relations activities and speaking engagements;

     - direct e-mail and relationship marketing programs;

     - telemarketing, seminars and trade shows; and

     - Web site marketing.

PRICING STRATEGY

     We are currently pursuing a dual pricing strategy that includes charging fees for software licenses and charging for various recurring revenue items. In addition, we offer services under various pricing structures. While a majority of our revenue to date has resulted from software licensing fees, we expect that recurring revenue streams will generate an increasing proportion of revenues over time. We will continue to offer unbundled services but do not expect revenues from these services to generate a significant portion of revenues.

     Software licenses are granted to licensees for the perpetual use of a specific version of the software and, generally, for a limited number of users. Thus, in addition to up-sell opportunities for other software products and for services, we have the opportunity to sell existing customers the rights to new software versions and rights for additional users as the customer's needs increase. We expect that, because of the generally increasing market demand for Internet services, in addition to acquiring new customers, existing customers' expanding needs will result in additional software license revenues over time. We currently calculate the license price for our eShare Expressions and eShare Connections product lines based on the number of community members concurrently using each product in an Internet environment or the number of registers users who have the right to access the product in an Intranet or Extranet environment. eShare NetAgent license fees are calculated based on a combination of the number of service agents having access to the product and the number of servers on which the product is installed.

     In addition to perpetual software license fees, we have also introduced several recurring revenue pricing programs. We charge an annual maintenance fee for access to ongoing technical support. Included in the annual maintenance fee are the rights to new versions of the software program under contract that are released during the term of the contract. Annual maintenance contracts were introduced in mid-1998 and are expected to generate cumulative renewal revenue in the year 2000 and beyond.

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     We also offer our software solutions as hosted application services.
Through this program a customer need not provide an IT infrastructure and need not install the eShare server software. Since 1998, we have been hosting its applications for such companies as Lycos, GeoCities and AT&T WorldNet. In March 1999, we introduced eShare NetAgent Live an outsourcing service for our eShare NetAgent application. Customers pay a monthly fee based on the number of service agents having access to the product. This program affords us not only the opportunity to service large customers who do not wish to provide their own IT infrastructure but also the opportunity to pursue small and mid-sized companies who do not have the requisite IT resources and know-how.

     In a limited number of cases we charge for rights to use our software based on a percentage of the revenues of the customer. This revenue may be from advertising, training fees, or other sources associated with the customer's Web site. We also derive a small portion of our revenues from installation, consulting, customization and other services. Generally, these services are priced based on the level of effort (in person-hours, -days or -weeks) required to deliver the services and prices are inline with generally-accepted practices for such services.

STRATEGIC PARTNERS

     A key element of our market penetration strategy is the formation of relationships with industry leaders in various complementary areas. We believe these relationships increase our market exposure and presence, generate qualified opportunities for us to sell our products and assist us in implementing its products. We have relationships with companies such as Snickleways Interactive and Linkshare Corporation to make eShare NetAgent available to over 200 online merchants, as well as a relationship with America Online to assist in marketing eShare NetAgent to each of AOL's online merchant partners.

SUPPORT AND PROFESSIONAL SERVICES

     We offer support and training services to our customers. We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, customer satisfaction and continued revenue growth. We provide implementation services to assist companies in optimizing the benefits of our solutions. In addition, systems integrators and referral sellers often help companies to implement our products. These employees often work closely with the staffs of third-party systems integrators to train their consultants in the implementation of our software. We believe that these implementation projects not only help ensure a company's success with our products, but also allow our consultants and systems engineers to gain industry-specific knowledge that can be used in future projects and products.

RESEARCH AND DEVELOPMENT

     We believe it is critical to focus a large portion of our development and engineering resources on developing new products, enhancing existing products and creating future concepts for the community and e-commerce software and services market. This includes simplifying methods of integrating our products with a customer's existing systems. The marketplace that we focus on moves very quickly and requires development efforts to anticipate change and predict potential future customer demands. This new and emerging market is characterized by rapid technological change, new product introductions and enhancements, evolving industry standards and rapidly changing customer requirements. The introduction of products incorporating new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. Our future success will depend on our ability to anticipate changes, enhance our current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers.

COMPETITION

     The market for our products is new and rapidly evolving, and is expected to become increasingly competitive as current competitors expand their product offerings and new companies enter the market. The principal competitive factors in the community and e-commerce software and services market include:

     - adherence to emerging Web based technology standards;

     - comprehensiveness of applications;

     - reliability and security;

     - adaptability, flexibility and scalability;

     - real-time, interactive capability with customers, partners, vendors and suppliers;

     - integration with a variety of communications media;

     - ease of use;

     - ease of implementation;

     - customer service and support; and

     - price.

     Although we believe that we currently compete favorably with respect to these factors, there can be no assurance that we can maintain our competitive position against current and potential competitors, especially those with longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources. We expect that these solutions will continue to be a principal source of competition for the foreseeable future.

     We believe that no competitor currently provides a comparable comprehensive solution of products and services for the community and e-commerce software and services market. However, we do face competition in the community market from Web Crossing, O'Reilly Web Board, The Palace Server and Koz iChat and our competitors in the live interaction market include Webline-CISCO, Kana Communications, eGain, Acuity-Quintus and Business Evolutions, Inc. In addition, traditional call center software providers and customer relationship vendor managers are trying to penetrate the interactive communication market by joining with established strategic partners in the industry.

     We also may face competition from systems integrators which design and develop custom systems and perform custom integration. Some of these firms may possess industry-specific expertise or reputations among potential customers for offering enterprise solutions to e-commerce needs. These systems integrators may be resellers of our products and may engage in joint marketing and sales efforts with us. We rely on these firms for recommendations of our products during the evaluation stage of the purchase process, as well as for implementation and customer support services. These systems integrators may have similar, and often more established, relationships with our competitors, and there can be no assurance that these firms will not develop, market or recommend competing software applications.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our success and competitiveness are dependent to a significant degree on the protection of our proprietary technology. As a company, we rely primarily on a combination of copyrights, trademarks, licenses, trade secret, and patent laws and restrictions on disclosure to protect our intellectual property and proprietary rights. We also enter into confidentiality agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information.

     We pursue the registration of some of our trademarks in the United States and in other countries, although we have not yet secured registration of any marks. We have pending trademark applications and issued trademark registrations in the United States and abroad.

EMPLOYEES

     As of December 1, 1999, we had approximately 90 employees in the Internet Business Unit. In addition, we have approximately 400 employees in our e360 Business Unit. We have the flexibility to utilize any of our employees to deliver products and solutions to customers. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

     We are a party to commercial litigation instituted by a competitor, EIS International, Inc. relating to our recent acquisition of eShare.com. We have filed counterclaims against EIS International, Inc. We believe the action filed by EIS International, Inc. is without merit and intend to vigorously defend the action.

     Additionally, many of our installations involve products that are critical to the operations of our clients' businesses. Any failure in one of our products could result in a claim against us for substantial damages, regardless of our responsibility for such failure. Although we attempt to limit contractually its liability for damages arising from product failures or negligent acts or omissions, we cannot assure you that the limitations of liability set forth in our contracts will be enforceable in all instances.

                                   MANAGEMENT

     Our executive officers and directors, and their ages as of December 20, 1999, are as follows:

                    NAME                       AGE                        POSITION
                    ----                       ---                        --------
Aleksander Szlam.............................  48    Chairman of the Board and Chief Executive Officer
James P. Tito................................  43    Vice Chairman of the Board and President
William K. Dumont............................  49    Executive Vice President, and General Manager e360
                                                       Business Unit
Gregory Riedel...............................  41    Vice President -- Administration, Chief Financial
                                                       Officer, and Treasurer
Andrew J. Filipowski.........................  49    Director
Donald L. House(1)...........................  57    Director

---------------

(1) Member of the Audit Committee and the Compensation Committee.

     Aleksander Szlam founded eShare in 1979 and has served as Chairman of the Board and Chief Executive Officer of eShare since its inception. Prior to founding eShare, Mr. Szlam worked as a design engineer and scientist at Lockheed Corporation, NCR and Solid State Systems.

     James P. Tito has served as Vice Chairman and President of eShare since October 1999. Mr. Tito was a co-founder of eShare.com and served as the Chairman and Chief Executive Officer of eShare.com from its inception in October 1996 until its acquisition by eShare. Prior to co-founding eShare.com, Mr. Tito served as the President of eShare.com's predecessor, Interactive Marketing Technologies (IMT), a database marketing, consulting and services firm, since 1988. Mr. Tito serves as a director of LISTNet, Long Island's Software Technology Network, a software development company.

     William K. Dumont has served as Executive Vice President and General Manager e360 Business Unit of eShare since November 1999. Mr. Dumont also served as Chief Operating Officer from January 1999 until November 1999, as Senior Vice President, Worldwide Sales of eShare from August 1998 until January 1999 and as Vice President, Sales of eShare from December 1996 until August 1998. Prior to joining eShare, Mr. Dumont served as Regional Manager for Octel Communications Corporation from 1994 to 1996, and from 1990 to 1994 he served as Regional Vice President of VMX, Inc., both of which are voice processing companies.

     Gregory Riedel has served as Vice President, Administration, Chief Financial Officer and Treasurer of eShare since October 1999. Mr. Riedel joined eShare.com as Chief Financial Officer in May 1999 and served as Chief Financial Officer of eShare.com from May 1999 until September 1999. From December 1996 to May 1999, Mr. Riedel served as a Vice President and Chief Financial Officer of Galileo Corporation, a medical and telecommunications manufacturing company. From May 1994 through December 1996, Mr. Riedel was employed at IPC Information Systems, Inc., a telecommunications manufacturing company, most recently as Chief Financial Officer.

     Andrew J. Filipowski has served as a Director of eShare since April 1999. Mr. Filipowski is also President, CEO and Chairman of divine InterVentures, Inc, a technology investment group. Mr. Filipowski was Founder/Chairman/President of Platinum Technology, Inc., from its founding in 1987 until its sale to Computer Associates, Inc. in 1999. Platinum Technology developed and marketed a wide array of distributed computing systems software products and data warehousing solutions.

     Donald L. House has served as a Director of eShare since June 1997. A private investor and business advisor to technology companies since 1988, Mr. House served as Chairman of the Board of Directors of Clarus Corporation (formerly known as SQL Financials, Inc.), a developer of electronic commerce, financial and human resources application software, from January 1993 through December 1997. He continues to serve on the Board of Clarus Corporation. In addition, Mr. House serves on the Board of Carreker-Antinori, Inc., a provider of software and consulting services to the financial industry, where he is a member of the Audit

Committee. He also serves as a director of a number of private high technology firms. From September 1991 until December 1992, Mr. House served as President of Prentice Hall Professional Software, a subsidiary of Simon and Schuster, Inc. From 1968 through 1987, Mr. House served in a number of senior executive positions with Management Science America, Inc., a provider of enterprise application software.

     There are no family relationships between any of our directors or executive officers.

                              CERTAIN TRANSACTIONS

     eShare has entered into Tax Indemnification Agreements with certain of its shareholders providing for, among other things, the indemnification of eShare by such shareholders for any federal and state income taxes (including interest) incurred by eShare if for any reason eShare is deemed to be treated as a C corporation during any period for which it reported its earnings to the taxing authorities as an S corporation. The Tax Indemnification Agreements further provide for the cross-indemnification of eShare and of each existing shareholder for certain additional taxes (including interest and, in the case of existing shareholders, penalties) resulting from eShare's operations during the period in which it was an S corporation.

     Aleksander Szlam has entered into an employment agreement with us effective June 4, 1997. Pursuant to the agreement, Mr. Szlam is entitled to receive an annual base salary of $300,000, and is entitled to an annual bonus of $160,000. Based on his performance in 1997, our Board of Directors granted Mr. Szlam an additional bonus of $80,000, and based on his performance in 1998, our Board of Directors granted Mr. Szlam an additional bonus of $140,000. The Board of Directors has increased Mr. Szlam's base salary in 1999 to $330,000. Mr. Szlam's employment agreement has an initial term of two years and automatically renews for additional two-year terms unless eShare or Mr. Szlam cancels such renewal by giving three months' prior written notice. As neither eShare nor Mr. Szlam canceled this agreement by March 4, 1999, it has been extended automatically until June 2001. Under the terms of the agreement, Mr. Szlam has agreed to assign to us all patents, copyrights and other intellectual property developed by him during the course of his employment. In addition, Mr. Szlam has agreed not to solicit our customers or employees or to compete with us for two years following any termination of his employment.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of common stock as of December 1, 1999, and as adjusted to reflect the sale of shares offered hereby, by each selling shareholder.

     Unless otherwise indicated, each person named in the table has sole voting power and investment power or shares such power with his or her spouse with respect to all shares listed as owned by such person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of shares of common stock outstanding and the number of shares beneficially owned by a person used in calculating the percentage for each listed person includes any shares the person has the right to acquire within 60 days of December 1, 1999.

                                                                        PERCENT       SHARES ELIGIBLE
                                                        NUMBER OF     BENEFICIALLY    FOR SALE IN THIS
SELLING SHAREHOLDERS(1)                                  SHARES         OWNED(1)        OFFERING(2)
-----------------------                                 ---------     ------------    ----------------
Alex Bard.............................................     11,998(3)         *               3,336
Bradley Birnbaum......................................    221,862(4)       1.1%            188,634
Roger Campos..........................................        417            *                 417
Carolina Financials...................................     41,008(5)         *              41,008
Chase Venture Capital Associates, L.P.................  1,874,238(6)       9.4%          1,874,238
Chris Cooper..........................................    231,283          1.2%            231,283
Brad Feld.............................................     11,565(7)         *               6,361
Flatiron Partners.....................................    266,831          1.4%            266,831
Doris Granatowski.....................................    150,700(8)         *              82,108
Vladimir Kravchenko...................................      4,626            *               4,626
George Landgrebe......................................     34,694(9)         *              11,565
net.Genesis...........................................     69,385            *              69,385
Nancy Pagano..........................................     20,816            *              20,816
Penny Lane Partners...................................    320,458          1.6%            320,458
Pequot Offshore Private Equity Fund, Inc..............     46,093            *              46,093
Pequot Private Equity Fund, L.P.......................    363,984          1.9%            363,984
Christine Rochfort....................................        278            *                 278
Gilbert Rosenberg.....................................      9,252            *               9,252
Silicon Valley Bank...................................     23,229(10)        *              23,229
Softbank Ventures, Inc................................    320,195          1.6%            320,195
SOFTVEN No. 2 Investment Enterprise Partnership.......    438,667          2.2%            438,667
George Tasso..........................................        787            *                 787
James P. Tito.........................................    787,991(11)      4.0%            652,218
Walden Capital Partner................................    307,558          1.6%            307,558
Alan Warms............................................     23,129            *              23,129
                                                        ---------         ----           ---------
          Total.......................................  5,581,044         27.7%          5,306,456
                                                        =========         ====           =========

---------------

   * Less than 1% of the outstanding common stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares as to which the named person has or shares voting or investment power. The number of shares of common stock outstanding and the number of shares beneficially owned by a person used in calculating the percentage for each listed person includes any shares the person has the right to acquire within 60 days of December 1, 1999, and is based on 19,638,976 shares actually outstanding at December 1, 1999.
 (2) As of December 1, 1999. Under the terms of the agreement by which we acquired eShare.com, if any options held by employees of eShare.com at the time of the acquisition are not exercised before they expire, the shares purchasable under those options will be allocated among the selling shareholders pro rata based upon their ownership of eShare.com at the time of the acquisition and may be sold in this offering.
 (3) Includes 8,662 shares subject to options exercisable within 60 days of December 1, 1999.
 (4) Includes 33,228 shares subject to options exercisable within 60 days of December 1, 1999.
 (5) Includes 41,008 shares subject to warrants exercisable within 60 days of December 1, 1999.
 (6) Includes 208,386 shares subject to warrants exercisable within 60 days of December 1, 1999.
 (7) Includes 5,204 shares subject to options exercisable within 60 days of December 1, 1999.
 (8) Includes 63,603 shares subject to options exercisable within 60 days of December 1, 1999.
 (9) Includes 23,129 shares subject to options exercisable within 60 days of December 1, 1999.
(10) Includes 23,229 shares subject to warrants exercisable within 60 days of December 1, 1999.
(11) Includes 135,773 shares subject to options exercisable within 60 days of December 1, 1999.

                              PLAN OF DISTRIBUTION

     We have been advised by the selling shareholders that they expect to offer their shares through brokers or dealers to be selected by it from time to time. The shares may be offered for sale through the Nasdaq National Market, in the over-the-counter market, in one or more private transactions, or a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. Each selling shareholder may pledge all or a portion of the selling shareholder's shares as collateral in loan transactions. Upon default by the selling shareholder, the pledgee in such loan transaction would have the same rights of sale as the selling shareholder under this prospectus to the extent it remains part of an effective registration statement. Each selling shareholder may also transfer shares by gift and upon any such transfer the donee would have the same rights of sale as the selling shareholder under this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. Finally, each selling shareholder and any brokers and dealers through whom sales of the shares are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby and the issuance thereof will be passed upon for eShare by Morris, Manning & Martin, L.L.P., Atlanta, Georgia.

                                    EXPERTS

     The financial statements and schedule of eShare Technologies, Inc. (formerly Melita International Corporation) as of December 31, 1997 and 1998 and for the years ended December 31, 1997 and 1998 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to eShare.com, Inc. (formerly eShare Technologies, Inc.) its opinion is based on the reports of other independent public accountants, namely KPMG LLP. The financial statements and supporting schedule referred to above have been included herein in reliance upon the authority of those firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     eShare is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, files reports, proxy statements and other information with the Securities and Exchange Commission. You may obtain such reports, proxy statements and other information from the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Securities and Exchange Commission at 1-800-SEC-0330, or from the Securities and Exchange Commission's Internet Web site at http:\\www.sec.gov.

     This prospectus is a part of a registration statement that eShare filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus, including certain exhibits. You can get a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from its Web site.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     eShare's Amended and Restated Bylaws authorize eShare to indemnify any present or former director, officer, employee, or agent of eShare, or a person serving in a similar post in another organization at the request of eShare, against expenses, judgments, fines, and amounts paid in settlement incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to the fullest extent not prohibited by the Georgia Business Corporation Code, public policy or other applicable law. The Georgia Business Corporation Code authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the Securities Act of 1933.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY ESHARE OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION TO WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                                6,050,000 SHARES

                                 (ESHARE LOGO)

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                               DECEMBER 21, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses relating to the registration of shares will be borne by eShare. Such expenses are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $ 13,726
Accountants' fees and expenses..............................    40,000
Legal fees and expenses.....................................    40,000
Miscellaneous...............................................     6,274
                                                              --------
          Total Expenses....................................  $100,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care of other duty as a director, provided that no provision shall eliminate or limit the liability of a director: (A) for an appropriation, in violation of his duties, of any business opportunity of the corporation; (B) for acts or omissions which involve intentional misconduct or a knowing violation of law; (C) for unlawful corporate distributions; or (D) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under Georgia corporate law (and not for violation of other laws, such as the federal securities laws). The eShare's Amended and Restated Articles of Incorporation (the "Restated Articles") exonerate eShare's directors from monetary liability to the extent permitted by this statutory provision.

     eShare's Restated Articles and Amended and Restated Bylaws (the "Restated Bylaws") also provide that eShare shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of eShare), by reason of the fact that such person is or was a director or officer of eShare, or is or was serving at the request of eShare as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of eShare (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the Georgia Business Corporation Code.

     Notwithstanding any provisions of eShare's Restated Articles and Bylaws to the contrary, the Georgia Business Corporation Code provides that eShare shall not indemnify a director or officer for any liability incurred in a proceeding in which the director is adjudged liable to eShare or is subjected to injunctive relief in favor of eShare: (1) for any appropriation, in violation of his duties, of any business opportunity of eShare; (2) for acts or omissions which involve intentional misconduct or a knowing violation of law; (3) for unlawful corporate distributions; or (4) for any transaction from which the director or officer received an improper personal benefit.

     The officers and directors of eShare are entitled to indemnification by the selling shareholders against any cause of action, loss, claim, damage or liability to the extent it arises out of or is based upon the failure of the selling shareholders (or his donees, legatees, or pledgees) and each underwriter to comply with the prospectus delivery requirements under the federal securities laws or any applicable state securities laws or upon any untrue statement or alleged untrue statement or omission or alleged omission made in this registration statement and the prospectus contained herein, as the same shall be amended or supplemented, made in reliance upon or in conformity with written information furnished to eShare by such selling shareholder or such underwriter.

ITEM 16.  LIST OF EXHIBITS.

     The following exhibits are filed as part of, or are incorporated by reference into, this report on Form S-3:

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   5.1     --  Opinion of Morris, Manning & Martin, L.L.P. at to the
               legality of the securities being registered.
  23.1     --  Consent of Arthur Andersen LLP.
  23.2     --  Consent of KPMG LLP.
  23.3     --  Consent of Morris Manning & Martin, L.L.P. (included in
               Exhibit 5.1).
  24.1     --  Power of Attorney (include at Page II-4 of this Registration
               Statement).

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

           (i) To include in any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by eShare pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia on the 20th day of December, 1999.

                                          ESHARE TECHNOLOGIES, INC.

                                          By:     /s/ ALEKSANDER SZLAM
                                            ------------------------------------
                                                      Aleksander Szlam
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aleksander Szlam and Gregory Riedel, jointly and severally, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign a registration statement relating to the registration of shares of common stock on Form S-3 and to sign any and all amendments (including post effective amendments) to the registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, could lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                /s/ ALEKSANDER SZLAM                   Chairman of the Board of      December 20, 1999
-----------------------------------------------------  Directors and Chief
                  Aleksander Szlam                     Executive Officer (Principal
                                                       Executive Officer)

                  /s/ JAMES P. TITO                    Vice Chairman of the Board    December 20, 1999
-----------------------------------------------------  of Directors and President
                    James P. Tito

                 /s/ GREGORY RIEDEL                    Vice President --             December 20, 1999
-----------------------------------------------------  Administration, Chief
                   Gregory Riedel                      Financial Officer and
                                                       Treasurer (Principal
                                                       Financial Officer and
                                                       Principal Accounting
                                                       Officer)

              /s/ ANDREW K. FILIPOWSKI                 Director                      December 20, 1999
-----------------------------------------------------
                Andrew K. Filipowski

                 /s/ DONALD L. HOUSE                   Director                      December 20, 1999
-----------------------------------------------------
                   Donald L. House

                                 EXHIBIT INDEX

     The following exhibits are filed with or incorporated by reference into this registration statement pursuant to Item 601 of Regulation S-K:

EXHIBIT                                                                      SEQUENTIAL PAGE
NUMBER                                 DESCRIPTION                               NUMBER
-------                                -----------                           ---------------
   5.1     --  Opinion of Morris, Manning & Martin, L.L.P. at to the
               legality of the securities being registered.                        N/A
  23.1     --  Consent of Arthur Andersen LLP.                                     N/A
  23.2     --  Consent of KPMG LLP.
  23.3     --  Consent of Morris Manning & Martin, L.L.P. (included in
               Exhibit 5.1).                                                       N/A
  24.1     --  Power of Attorney (include at Page II-4 of this Registration
               Statement).                                                         N/A